Exhibit 99.1

AEGON

EMBEDDED VALUE

THE HAGUE, MAY 9, 2007

Local knowledge. Global power.

AMSTERDAM
NEW YORK
TOKYO

EV 2006

LIFE INSURANCE | PENSIONS | INVESTMENTS

1.  Highlights

1.1   Introduction

AEGON has long used embedded value as a management tool for its life insurance operations. AEGON’s management believes that embedded value, in conjunction with other publicly disclosed financial information, can provide valuable additional information for investors and shareholders to assess a reasonable range of values inherent in the business. The disclosure includes sensitivity analyses reflecting certain risks and drivers of the realization of embedded value.

Embedded value life insurance is an estimate of the economic value of a company’s existing life insurance business and is to a large extent actuarially determined. Embedded value life insurance should not be viewed as a substitute for AEGON’s primary financial statements.

Embedded value life insurance represents the contributed capital invested in AEGON’s life operations, available surplus or adjusted net worth (ANW), and the value of in-force life business (VIF). The latter equals the present value of expected future profits arising from the existing book of life insurance business, including new business sold in the reporting period, less the cost of capital. Future new business that is sold after the valuation date is not reflected in this value, although certain assumptions such as unit costs reflect a going concern basis.

Total embedded value (TEV) is an additional measure used by management in considering shareholders’ interest in the value of the existing business. TEV represents the sum of the embedded value life insurance, the IFRS book value of all other business that is not included in EVLI (other activities) and the adjustments in respect of holding companies (holding activities). The holding activities largely represent the market value of AEGON’s debt, capital securities and other net liabilities. IFRS measures have been used to value the holding activities, as this is the accounting basis on which AEGON’s primary financial statements are based.

From January 1, 2005, all publicly listed companies in the European Union – including AEGON - are required to prepare their financial statements in conformity with International Financial Reporting Standards (IFRS). EVLI is a function of future local regulatory distributable earnings, and hence is not impacted by the IFRS accounting except in the Netherlands operations where the local regulatory environment is also based on IFRS.

Embedded value life insurance calculations use local regulatory accounting principles rather than company specific accounting principles (e.g. IFRS) as these regulatory requirements determine when profits can be distributed to shareholders. As the base case, EVLI has been prepared using required capital on the internal surplus basis. This presentation has been adopted as this is how the business is managed and is consistent with European Embedded Value (EEV) Principles.

The methodology AEGON uses to calculate EVLI is described in addendum 5. This methodology is consistent with EEV Principles. This disclosure document is in compliance with the additional guidance on minimum required disclosures of sensitivities and other items under EEV, as published by the CFO Forum in October 2005.

Tillinghast has been engaged to review AEGON’s embedded value and conclusions of this review are presented in section 6.

Embedded Value 2006	page 1

1.2   Overview of embedded value life insurance and total embedded value

A high level overview of embedded value life insurance and total embedded value is contained in table 1. More details on these values, the principles and assumptions used plus the sensitivity of these values to changes in underlying assumptions are included in this document and should be read carefully in connection with the information presented below. All figures in this document are presented on an after tax basis unless otherwise stated.

Table 1

Embedded value (amounts in millions unless stated otherwise, after tax)	Year-end 2006 EUR	Year-end 2005 EUR	%
Life business
Adjusted net worth (ANW)	15,311	15,969	(4)
Free surplus (FS)	3,300	3,184	4
Required surplus (RS)	12,011	12,785	(6)

Value of in-force life business (ViF)	12,157	11,624	5
Present value future profits (PVFP)	15,320	14,877	3
Cost of capital (CoC)	(3,164)	(3,253)	(3)

Embedded value life insurance (EVLI)	27,467	27,593	(0)
Other activities
IFRS book value	642	68	N.M .
Total embedded value before holding activities	28,110	27,661	2

Holding activities	(5,533)	(6,677)	(17)
Market value of debt, capital securities & other net liabilities	(5,193)	(6,433)	(19)
Present value holding expenses	(340)	(244)	39
Total embedded value (TEV)	22,577	20,984	8
Value of preferred share capital	(1,547)	(1,462)	6
Total embedded value (TEV) attributable to common shareholders	21,030	19,522	8
TEV attributable to common shareholders per share (EUR)	13.29	12.39	7

The most important items impacting the change in embedded value life insurance during 2006 are1:

♦	Embedded value operating return[2] of EUR 3.0 billion, consisting of in-force performance of EUR 2.2 billion and new business value of EUR 0.8 billion.
♦	A positive investment variance of EUR 0.6 billion.
♦	The weakening of the US dollar against the euro. This had a negative impact of EUR 1.7 billion on the EVLI. If the figures in this table had been prepared on a constant currency basis, the increases in EVLI and TEV would have been 6% and 13% respectively.
♦	Net capital movements out of the life operations, which reduced the EVLI by EUR 2.2 billion.

The value of the other activities increased by EUR 0.6 billion. The increase is mainly due to dividends paid from life activities to country level holdings in the Netherlands and Americas (EUR 0.4 billion combined) and results on other activities (EUR 0.2 billion).

1 For a more detailed analysis, please refer to section 4.2 ‘Movement analysis of embedded value life insurance’.

2 For embedded value operating margins on a constant currency basis, please refer to addendum 1: ‘Movement analysis based per region and product segment’.

page 2	Embedded Value 2006

The value of the holding activities increased (i.e. became less negative) by EUR 1.1 billion mainly as a result of net capital distributions from life subsidiaries and participations and other (non-life) activities (EUR 1.8 billion), and currency movements (EUR 0.6 billion), somewhat offset by dividends to shareholders and share repurchase (EUR (0.7) billion), interest payments on holding debt (EUR (0.4) billion) and increase in the present value of holding expenses (EUR (0.1) billion).

1.3   New business

The profitability of the policies sold in 2006 can be measured by the gross value of new business, which is equal to the value of new business (VNB) generated by new business sold during the reporting period, grossed up at the relevant corporate tax rate and adjusted for the cost of carrying required capital on the internal surplus basis.

Table 2

Value of new business (amounts in millions)	2006 EUR	2005 EUR	%
Gross value of new business	1,388	1,122	24
Tax	(389)	(360)	8
Cost of capital	(224)	(212)	6
Value of new business	775	550	41

The regional groupings used in table 3 below and throughout the report are as follows:

♦	Americas consists of AEGON Canada, AEGON USA and AEGON’s 49% interest in Seguros Argos (Mexico);
♦	Asia consists of AEGON Taiwan and AEGON’s 50% interest in its partnership in China;
♦	Central and Eastern Europe consists of AEGON’s operations in the Czech Republic, Hungary, Poland and Slovakia; and
♦	Other European Countries consists of AEGON Spain, AEGON’s interests in three partnerships in Spain and AEGON’s 35% interest in La Mondiale Participations (France).

Table 3

Value of new business (amounts in millions, after tax)	2006 EUR	2005 EUR	%
Americas	393	273	44
The Netherlands	48	39	23
United Kingdom	181	98	85
Asia	58	83	(30)
Central and Eastern Europe	46	27	68
Other European Countries	48	30	57
Total	775	550	41

Value of new business increased 41% from 2005 (42% if calculated on a constant currency basis).3

3 For a more detailed analysis, please refer to section 4.2 ‘Movement analysis of embedded value life insurance’.

Embedded Value 2006	page 3

2.  Economic assumptions

The economic assumptions for AEGON’s main markets in 2006 and 2005 are presented in table 4. The assumptions are set using a market based approach with rates that can vary by country unit and change from year to year taking into account available empirical data.

Further detail on the setting of discount rates and the economic assumptions in other countries is described in addendum 5 and 6 respectively.

Table 4

Economic assumptions 2006	United States	The Netherlands	United Kingdom
Discount rate	7.90%	7.10%	7.50%
Equity returns	7.90%	7.10%	7.50%
Property returns	6.50%	6.50%	7.50%
Risk free fixed interest returns (A)	4.71%	4.00%	4.50%
Net credit spread on fixed interest (bps) (B) (C)	75	50	61
Inflation rate	2.00%	2.00%	2.00%
Tax rate	35.00%	25.50%	30.00%

Economic assumptions 2005	United States	The Netherlands	United Kingdom
Discount rate	8.00%	6.70%	7.20%
Equity returns	8.00%	6.70%	7.20%
Property returns	6.50%	6.50%	7.20%
Risk free fixed interest returns (A)	4.39%	3.30%	4.00%
Net credit spread on fixed interest (bps) (B)	86	29	52
Inflation rate	2.00%	2.00%	2.00%
Tax rate	35.00%	30.00%	30.00%

(A) Risk free fixed interest returns correspond to the 10-year government bond yield. The table above shows start rates only. Refer to table 23 for more detail.

(B) Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the ‘fixed interest returns’. The table above shows start rates only. Refer to table 23 for more detail.

(C) Default assumptions used in VNB calculations for certain short term investment products in the United States were modified to reflect a shorter term outlook resulting in an increase in net spreads of approximately 15 bps.

All economic assumptions are reviewed each year and adjusted if appropriate. All assumptions fall within the scope of the independent review and reflect a going concern. The currency exchange rates are summarized in addendum 4: Exchange rates.

The main changes for 2006 have been an increase in the short-term risk free fixed interest return and a decrease in the ultimate risk free fixed interest returns and corresponding discount rates and equity returns for United States and an increase in these assumptions in the Netherlands and United Kingdom. Additionally there has been a small reduction in the risk margin from 3.2% to 3%, which is reflected in the discount rates in the table above and in addendum 6. In Taiwan, the risk free fixed interest return, discount rate and equity returns decreased – this can be seen in detail in addendum 6.

page 4	Embedded Value 2006

3.  Reconciliation of total capital base to adjusted net worth

The embedded value life insurance is not based on international financial reporting standards (IFRS). Rather, it is based on local regulatory accounting. As the base case, EVLI has been prepared using required capital on the internal surplus basis. The following reconciliation presents the adjustments to the total capital base under IFRS to arrive at the ANW that is based on local regulatory accounting rules.

Table 5

Reconciliation of total capital base to ANW (amounts in EUR millions)	2006	2005	%
Total capital
AEGON shareholders’ equity (A)	19,137	19,276	(1)
Capital securities & subordinated debt	4,189	4,100	2
Minority interest	16	15	7
Senior debt related to insurance activities (B)	1,473	2,059	(28)

Total capital base	24,815	25,450	(2)
Other net liabilities (C)	(277)	48	N.M.

Total capital base and other net liabilities	24,538	25,498	(4)
Capital in units
Americas	15,031	16,232	(7)
The Netherlands	4,769	5,011	(5)
United Kingdom	3,403	3,100	10
Asia	306	264	16
Central and Eastern Europe	397	314	27
Other European Countries	632	578	9

Total	24,538	25,498	(4)
Allocated to
Life subsidiaries	23,896	25,430	(6)
Other activities	642	68	N.M.

Total	24,538	25,498	(4)
Reconciliation capital in life subsidiaries to adjusted net worth
Capital in life subsidiaries	23,896	25,430	(6)
Adjustments to local equity	(8,585)	(9,462)	(9)

Adjusted net worth (ANW)	15,311	15,969	(4)

(A) Including the preferred share capital (2006: EUR 2,113 million, 2005: EUR 2,111 million).

(B) Borrowings (of which related to insurance activities): EUR 4,991 million (EUR 1,473 million) in 2006 and EUR 5,532 million (EUR 2,059 million) in 2005.

(C) Carried at the holding companies.

The capital base is largely invested in the life subsidiaries. The remaining capital allocated to other activities is included in total embedded value at IFRS book value. In the reconciliation, the capital allocated to life subsidiaries is adjusted to local regulatory accounting. The largest part of the adjustment relates to the non-admissibility on a regulatory basis of DPAC/VOBA of the modeled life business4.

4 The non-admissibility of certain assets on a local basis simultaneously decreases equity while increasing future profits as the margins that are available to amortize these intangible assets on an IFRS basis go straight to the bottom-line under regulatory accounting. In other words, the decrease in equity when going from IFRS to the local basis is largely offset by an increase in the value of the in-force business.

Embedded Value 2006	page 5

The life insurance DPACs in the Netherlands and Poland (EUR 0.5 billion after tax) are not eliminated, as they are admissible assets under Dutch and Polish regulatory accounting. The after tax impact of the elimination of inadmissible DPAC/VOBA relating to the modeled life business equals EUR (11.9) billion. The balance of the adjustments, EUR 3.3 billion, is mainly explained by the impact of the differing reserve and asset valuation bases.

The differences between embedded value and the accounting treatment of DPAC are discussed in addendum 3.

page 6	Embedded Value 2006

4.  Outcome

This section presents the EVLI and TEV as of December 31, 2006. All profits are in millions of euro and based on local regulatory accounting net of reinsurance and after tax. The level of required surplus is based on internal surplus requirements.

4.1  Value components

The values under the internal surplus requirements are:

Table 6

Embedded value components (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2006
Life business
Adjusted net worth (ANW)	8,961	4,536	1,123	77	277	337	15,311
Free surplus (FS)	900	1,785	394	24	199	(2)	3,300
Required surplus (RS)	8,061	2,751	729	54	77	340	12,011

Value of in-force life business (ViF)	6,860	1,590	2,779	289	371	267	12,157
Present value future profits (PVFP)	9,046	2,176	2,967	349	408	373	15,320
Cost of capital (CoC)	(2,186)	(586)	(188)	(60)	(38)	(106)	(3,164)

Embedded value life insurance (EVLI)	15,821	6,126	3,902	367	647	604	27,467

Other activities
IFRS book value	537	247	(258)	0	96	20	642

Total embedded value per region	16,358	6,372	3,645	367	743	624	28,110

Holding activities							(5,533)
Market value of debt, capital securities & other net liabilities							(5,193)
Present value holding expenses							(340)
Total embedded value (TEV)							22,577
Value of preferred share capital							(1,547)
Total embedded value (TEV) attributable to common shareholders							21,030

The solvency requirement on which the business is managed is based on the more stringent of the regulatory requirements and 165% of Standard and Poors’ local capital adequacy models, plus any additional internally imposed requirements, if applicable. The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements. This then forms the basis for the solvency requirements for that business throughout this report.

The main areas covered by other activities are banking (EUR 0.4 billion), distribution (EUR 0.1 billion) and general insurance (EUR 0.6 billion). This is offset by pensions and employee benefits (EUR (0.1) billion) and internal financing between holding companies in the country units, life companies and the parent company (EUR (0.4) billion).

Other activities increased by EUR 0.6 billion. The increase is mainly due to dividends paid from life activities to country level holdings in the Netherlands and Americas (EUR 0.4 billion combined) and results on other activities (EUR 0.2 billion). Other activities for the UK is negative as a result of the staff pension scheme deficit and intercompany lending activities.

Embedded Value 2006	page 7

The embedded value life insurance increased due to strong performance on the in-force business, the contribution from value of new business, better investment experience during 2006 than assumed, offset by the negative impact of currency exchange movements and capital movements out of the life operations. For a detailed discussion of the change in embedded value life insurance from end of year 2005 to end of year 2006 refer to section 4.2

Non-recurring expenses

For all countries, any expected efficiency gains from restructuring programs have not been reflected in the expense assumptions.

In established operations, certain incurred expenses are considered non-recurring. For newer operations, including operations in China, Czech Republic, Slovakia and Poland, the value of new business and the projection of expenses in the embedded value life insurance reflect longer term expected run rate acquisition and maintenance expenses. In total an amount of EUR 42 million, after tax, was considered as exceptional expenses (Americas EUR 6 million, the Netherlands EUR 4 million, UK EUR 10 million, Asia EUR 8 million and CEE EUR 14 million), and not included in the derivation of acquisition and maintenance expense assumptions.

Employee pension plan costs

Expense assumptions in the embedded value include the cost of providing employee pension benefits where appropriate. The allowance for these costs fully reflects the long-term cost of providing pensions and is consistent with the allowance for pensions elsewhere in the calculation of the total embedded value. Any pension surplus or deficit has been included at the IFRS book value. For the Americas where overfunding on employee pension plans is already reflected in IFRS book value (in other activities), no contribution holidays with respect to this pension asset are taken into account in the pension contribution expenses in the embedded value.

page 8	Embedded Value 2006

Free surplus

Table 7

Reconciliation of free surplus (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2006

Free surplus (BOY)	993	1,922	146	34	114	(24)	3,184
Change in MV adjustment on FS	(81)	-	-	1	(1)	1	(80)
Return on free surplus	48	76	16	1	13	1	154
Earnings on in-force	1,911	853	410	(89)	50	20	3,155
Release of required surplus on inforce	526	558	(24)	10	4	(15)	1,059
Investment in new business	(1,382)	(143)	(376)	(22)	(46)	(13)	(1,983)
New business first year strain	(420)	(39)	(285)	(19)	(34)	-	(798)
Required surplus on new business	(962)	(104)	(91)	(3)	(12)	(13)	(1,186)
Capital movements	(1,008)	(1,275)	(34)	107	45	(3)	(2,169)
Currency exchange differences	(106)	-	6	(3)	4	0	(98)
Other	(0)	(205)	250	(15)	17	32	79
Free surplus (EOY)	900	1,785	394	24	199	(2)	3,300

The economic value of free surplus in the life business increased over 2006 mainly due to:

♦	Net earnings from in-force operations based on local regulatory accounting of EUR 3.2 billion,
♦	Releaseof required surplus on in-force business of EUR 1.1 billion, and
♦	Return on free surplus of EUR 0.1 billion,
mostly offset by
♦	Investment in new business including new business strain and required capital on new business of EUR (2.0) billion, and
♦	Capital movements including transfers from life operations to holding activities and non-life operations of EUR (2.2) billion.

The main component of other is a release related to new reserving requirements in the UK and reduced equity related to rises in interest rates in the Netherlands.

Embedded Value 2006	page 9

4.2   Movement analysis of embedded value life insurance

The change in embedded value life insurance from year to year is split into the following components5. The main items per region will be explained in further detail after table 8 and table 10.

Table 8

Movement analysis 2006 (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2006
Embedded value life insurance BoY	16,075	6,540	3,494	561	494	428	27,593
Value of new business (VNB)	393	48	181	58	46	48	775
Gross value of new business	748	101	282	87	64	105	1,388
Tax	(203)	(30)	(85)	(22)	(12)	(37)	(389)
Cost of capital (after tax)	(151)	(23)	(16)	(7)	(6)	(21)	(224)
In-force performance	1,378	586	93	49	28	57	2,191
Unwind of discount	1,166	363	248	40	39	28	1,884
Operating variances	263	71	(85)	(32)	(11)	4	209
Mortality/morbidity	117	32	11	12	0	1	174
Persistency	(133)	(72)	(81)	(46)	(2)	(3)	(337)
Maintenance expenses	23	(47)	(5)	5	(1)	(2)	(28)
Exceptional expenses	(6)	(4)	(10)	(8)	(14)	0	(42)
Other	262	162	1	4	6	8	442
Changes in operating assumptions	(51)	152	(70)	41	(0)	26	98
Mortality/morbidity	105	2	(29)	(3)	(2)	7	80
Persistency	(66)	18	(56)	(2)	6	3	(97)
Maintenance expenses	(94)	(68)	6	19	(2)	(4)	(144)
Other	4	201	9	28	(3)	20	259
Embedded value operating return	1,771	635	274	107	74	105	2,966
Variance from long-term inv. return	380	167	71	(19)	16	5	620
Change in economic assumptions	10	277	29	(341)	7	20	1
Currency exchange differences	(1,724)	0	76	(49)	11	0	(1,685)
Miscellaneous impacts	317	(218)	(8)	0	(10)	49	130
Embedded value total return	754	861	443	(301)	98	179	2,033
Capital movements	(1,008)	(1,275)	(34)	107	55	(3)	(2,158)
Embedded value life insurance EoY	15,821	6,126	3,902	367	647	604	27,467
Other activities							642
Holding activities							(5,533)
Total embedded value							22,577
Embedded value operating margin (A)	11.7%	9.7%	7.8%	20.4%	15.6%	24.5%	11.2%
Embedded value total margin	4.7%	13.2%	12.7%	(53.6)%	19.8%	N.M.	7.4%

(A) Embedded value operating margin is calculated on a constant currency basis. See addendum 1, tables 14 to 19 for details.

Return on embedded value

The overall embedded value operating margin was 11.2% in 2006 (7.8% in 2005). The embedded value total margin was 7.4% in 2006 (25.0% in 2005).

5 Refer to addendum 1 ’Movement analysis per region and product segment’, tables 14 to 20, for a split per region and per product segment.

page 10	Embedded Value 2006

Currency exchange differences

A negative currency variance of EUR 1,681 million was primarily caused by a weakening of the US dollar against the euro with some small negative impact from the weakening of the Taiwan dollar and some small offsetting positive impacts from the strengthening of the pound sterling and CEE currencies against the euro.

Capital movements

Capital movements include transfers from life operations to holding activities and non-life operations.

Americas

♦	The embedded value operating margin on a constant currency basis was 11.7%.
♦	The positive variance on in-force was a result of favorable mortality and morbidity across all lines of business, net positive expense experience, and favorable spread experience and asset performance in traditional life, fixed annuities and institutional guaranteed products. This was somewhat offset by unfavorable persistency in assumed reinsurance.
♦	The change in operating assumptions reflected a strengthening of certain persistency and maintenance expense assumptions partially offset by favorable changes to mortality and morbidity assumptions.
♦	The positive long-term investment variance was attributable to favorable equity returns and lower than expected credit losses.
♦	The small net change in economic assumptions reflected the lower risk discount rate largely offset by a more adverse future interest rate environment and lower equity returns.
♦	The capital movement out of the Americas EVLI reflected dividend payments made from the life operations.
♦	The miscellaneous impacts were due to the acquisition of Seguros Argos in Mexico, the inclusion of products not previously modeled in EVLI, which combined to add EUR 160 million to EVLI, and other various modeling adjustments.

The Netherlands

♦	The embedded value operating margin was 9.7%.
♦	The main components of the positive in-force variance were favorable mortality and morbidity experience and reduced solvency capital, which resulted from closer ALM matching. This was partially offset by adverse persistency and expenses, linked to developments in legislation and to restructuring of the business.
♦	The changes to operating assumptions reflect a large positive impact from changes in the asset mix, smaller positives in morbidity and persistency offset partially by an allowance for higher expenses, with a large impact related to a reallocation of expenses, in particular towards longer duration life business.
♦	The main components of the positive variance on long-term investments were higher than expected growth in equities and higher than expected investment income from fixed interest, which was partially offset by lower market values in fixed interest as a result of rises in interest rates.
♦	For economic assumption changes, the increase in equity, risk free rates and net credit spreads more than offset the adverse impact of the increased discount rate.
♦	The miscellaneous impacts reflected adverse tax changes and modeling adjustments.

Embedded Value 2006	page 11

United Kingdom

♦	The embedded value operating margin on a constant currency basis was 7.8%.
♦	The in-force variance arose principally from restructuring of pensions business as a result of legislative changes. The principal component of the change in operating assumptions reflects the future estimated persistency experience in the anticipated market environment.
♦	Strong growth in equity markets was the main driver of the variance from long-term investment returns.

Asia

♦	The embedded value operating margin on a constant currency basis was 20.4%.
♦	The in-force variance arose from a negative impact from lower lapses in Taiwan and exceptional expenses in China, somewhat offset by positive mortality and expense experience in Taiwan.
♦	The change in operating assumptions was mainly due to a positive update to maintenance expenses and a change to required surplus factors in Taiwan with some offset from a negative update to persistency and mortality in Taiwan.
♦	The significant negative change in economic assumptions was from the net impact of lowering the fixed interest return and risk discount rate assumptions in Taiwan.
♦	The capital movement reflected capital contributions to Taiwan.

Central and Eastern Europe

♦	The embedded value operating margin was 15.6%.
♦	The most significant item under in-force variance related to expense overruns, largely linked to development costs for the newer countries.
♦	The main driver of the adverse change in operating assumptions was the assumption of reduced fees on pensions business in Hungary. Hungary also saw an adverse impact from an increase in the tax rate.
♦	The positive variance from long term investment return was mainly related to strong fixed interest investment performance.

Other European Countries

♦	The high miscellaneous impact for Other European Countries represents the adjustment of the new joint ventures in Spain from an IFRS book value to an embedded value basis.
♦	The high embedded value operating margin of 24.5% was driven by the strong new business contribution of the partnerships in France and Spain.

page 12	Embedded Value 2006

Value of new business

Value of new business represents the value created by new business sold during the reporting period. Table 9 links this value to modeled written premium6.

Table 9

Modeled new business APE(A) and deposits	Premium business		Deposit business		VNB
(amounts in EUR millions)	APE (A)		Deposits (B)
	2006	2005	2006	2005	2006	2005	%
Americas	1,418	1,418	25,943	22,584	393	273	44
The Netherlands	287	231	-	23	48	39	23
United Kingdom	1,473	985	-	-	181	98	85
Asia	124	316	3	-	58	83	(30)
China	7	4	-	-	1	0	N.M.
Taiwan	117	312	3	-	57	83	(31)
Central and Eastern Europe	79	30	48	26	46	27	68
Czech Republic	2	2	-	-	0	0	(2)
Hungary	17	16	19	15	21	19	9
Poland	58	11	-	-	15	3	N.M.
Slovakia	3	2	29	10	9	4	108
Other European Countries	221	174	4	-	48	30	57
France	102	91	-	-	6	5	22
Spain	119	83	4	-	42	26	64
Total	3,603	3,154	25,998	22,632	775	550	41

VNB	584	424	191	126

(A)	APE = recurring premium + 1/10 single premium.
(B)	Including on and off balance sheet deposits.

6 Refer to addendum 1 ‘Movement analysis per region and product segment’ for the split of VNB per region and per reporting segment.

Embedded Value 2006	page 13

Table 10 shows VNB as a ratio of the present value of new business premiums, as well as calculated internal rates of return.

Table 10

2006 VNB summary	Premium business				Deposit business
(amounts in EUR millions)
	VNB	PVNBP	VNB/ PVNBP	VNB/ APE	VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits	Total VNB	Total IRR
Americas	222	7,825	2.8%	15.7%	171	30,461	0.6%	0.7%	393	12.9%
The Netherlands	48	2,199	2.2%	16.7%	0	5	6.2%	-	48	9.8%
United Kingdom	181	10,142	1.8%	12.3%	-	-	-	-	181	12.2%
Asia	58	919	6.3%	46.8%	0	12	3.4%	14.7%	58	16.5%
China	1	41	3.2%	19.4%	-	-	-	-	1	21.2%
Taiwan	57	878	6.5%	48.3%	0	12	3.4%	14.7%	57	16.4%
Central and Eastern Europe	28	594	4.7%	35.4%	18	839	2.1%	36.7%	46	34.6%
Czech Republic	0	10	4.8%	22.1%	-	-	-	-	0	22.1%
Hungary	11	108	9.9%	63.1%	10	223	4.5%	53.4%	21	33.8%
Poland	15	456	3.3%	26.4%	-	-	-	-	15	>50%
Slovakia	2	19	9.0%	61.9%	7	615	1.2%	25.8%	9	11.5%
Other European Countries	46	2,014	2.3%	20.7%	2	34	4.8%	40.4%	48	19.1%
France	6	1,190	0.5%	5.5%	-	-	-	-	6	9.7%
Spain	40	823	4.9%	33.9%	2	34	4.8%	40.4%	42	20.4%
Total	584	23,692	2.5%	16.2%	191	31,351	0.6%	0.7%	775	14.5%

In the Americas, VNB increased 45% in US dollars (44% in euros). VNB increased in all lines of business except life for account of policyholders and was driven by increased sales volumes in addition to higher internal rates of return. Overall IRR in the Americas increased from 11.3% in 2005 to 12.9% in 2006. Traditional Life returns increased due to product enhancements and lower financing costs on redundant statutory reserves while variable annuity returns increased due to lower hedge costs. Pensions, institutional guaranteed products, and reinsurance businesses all contributed significant growth in VNB due to higher sales volumes.

The increase in VNB in the Netherlands was mainly due to very strong sales of a new A&H product. The IRR in the Netherlands increased from 9.2% in 2005 to 9.8% in 2006 with the adverse impact of lower economic assumptions offset by higher margins, particularly in A&H.

The increase in VNB in UK was driven by a combination of the movement in product mix towards higher margin products, such as annuities and protection business, plus very strong sales growth in all areas. The strong VNB growth was also reflected in an improved IRR from 11.0% in 2005 to 12.2% in 2006.

The decrease in VNB in Asia reflected lower production in Taiwan. Overall IRR in Asia increased from 10.6% in 2005 to 18.4% in 2006 due to the higher margins on repriced products in Taiwan.

The growth in VNB within Central and Eastern Europe reflected the strong sales in Poland and Slovakia. For Hungary strong sales position were partially offset by higher tax and lower assumed fees in the future.

The key driver of the substantial growth in the VNB in respect of Other European Countries was the contribution from the two new partnerships in Spain.

page 14	Embedded Value 2006

5. Sensitivities

Table 11 and table 12 reflect the impact of changing the underlying assumptions on the EVLI and the VNB respectively. In each sensitivity scenario, only the stated assumption(s) has been changed, while keeping other assumptions equal to the ‘base case’. However, any discretionary elements or policyholder behavior assumptions directly impacted by the changed assumption (e.g. bonus rates or dynamic lapses) are assumed to vary with the scenario, if appropriate. The base case relates to the embedded value life insurance, i.e. to the value of the modeled life business. The sensitivity results include the impact on the allowances for financial options and guarantees.

5.1    Embedded value life insurance sensitivity

Table 11

Sensitivity analysis - Embedded value life insurance (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2006
Base case embedded value life insurance 2006	15,821	6,126	3,902	367	647	604	27,467
Required surplus at regulatory solvency	7%	4%	2%	0%	2%	1%	5%
100 bps decrease in risk discount rate	6%	5%	7%	26%	7%	9%	6%
100 bps increase in risk discount rate	-5%	-4%	-6%	-20%	-6%	-8%	-5%
100 bps decrease in risk-free rate, all asset returns and RDR	1%	-3%	2%	-138%	2%	-2%	-2%
100 bps increase in risk-free rate, all asset returns and RDR	-1%	-4%	-1%	84%	-2%	1%	-1%
100 bps decrease in equity and property returns	-2%	-7%	-4%	-6%	-1%	-1%	-3%
100 bps increase in equity and property returns	1%	6%	4%	11%	1%	1%	3%
10% fall in equity markets	-2%	-6%	-4%	-5%	-1%	-1%	-3%
100 bps decrease in fixed interest	-4%	1%	0%	-163%	-3%	-8%	-4%
100 bps increase in fixed interest	2%	-4%	1%	139%	3%	8%	2%
10% decrease in lapse rates	4%	0%	2%	2%	2%	3%	3%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	4%	0%	1%	4%	0%	0%	3%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	-2%	0%	0%	0%	0%	-1%
1% mortality/ morbidity improvement per year for the entire projection period	5%	-4%	-1%	1%	0%	1%	2%
10% decrease in maintenance expenses	2%	2%	1%	4%	2%	2%	2%

The impact of the change in discount rate on the value of the business depends on the timing of the future profits: the higher the average remaining duration, the higher the sensitivity and the asymmetry to changes in discount rates.

The difference in sensitivity to changes in investment returns between the regions mainly reflects the composition of the different in-force life portfolios and asset allocations. The asymmetry in sensitivity to investment returns can be attributed to the minimum guarantees in many products. As a result of these guarantees, future lower investment returns will not be fully offset by equally lower crediting rates.

Embedded Value 2006	page 15

For the Netherlands the sensitivities linked to moving all asset returns and the risk discount rate show falls in value for both increases and decreases of 100 bps. Where rates increase the higher discount rate more than offsets the additional value generated by higher investment returns. A similar level of positive impact is generated in the sensitivity to reduced rates. However, this positive impact is more than offset by the negative impact of higher guarantee costs. The sensitivities for the Netherlands do not include an allowance for changes in the value of economic hedges held within the free assets. The impact on value in relation to these hedges would be subject to variation depending on a number of factors, in particular changes related to movements in economic value of the liabilities.

Asia shows an asymmetric value change for the decrease and increase in investment returns. This reflects the level of guarantees underlying much of the business in Taiwan. However, the impact is greater than last year reflecting the lower assumed investment returns in the base case.

5.2   Value of new business sensitivity

Table 12

Sensitivity analysis - Value of new business (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2006
Base case value of new business 2006	393	48	181	58	46	48	775
100 bps decrease in risk discount rate	24%	26%	24%	25%	21%	17%	23%
100 bps increase in risk discount rate	-20%	-20%	-23%	-19%	-18%	-13%	-20%
100 bps decrease in risk-free rate, all asset returns and RDR	12%	-17%	0%	-26%	7%	1%	3%
100 bps increase in risk-free rate, all asset returns and RDR	-12%	16%	-1%	17%	-6%	0%	-4%
100 bps decrease in equity and property returns	-5%	-23%	-13%	-2%	-3%	-1%	-7%
100 bps increase in equity and property returns	5%	20%	13%	2%	3%	1%	7%
100 bps decrease in fixed interest	-19%	-21%	-9%	-45%	-8%	-12%	-18%
100 bps increase in fixed interest	11%	18%	8%	45%	9%	14%	14%
10% decrease in lapse rates	20%	6%	11%	5%	8%	5%	14%
5% decrease in mortality/ morbidity rates for mortality/ morbidity exposure business	22%	7%	2%	2%	1%	1%	13%
5% decrease in mortality/ morbidity rates for longevity exposure business	0%	-1%	-4%	0%	0%	0%	-1%
1% mortality/ morbidity improvement per year for the entire projection period	35%	6%	-11%	1%	1%	6%	16%
10% decrease in acquisition expenses	9%	8%	9%	1%	3%	0%	7%
10% decrease in maintenance expenses	7%	12%	5%	1%	5%	3%	6%

In general, the value of new business is more sensitive to changes in parameters than the in-force.

A relatively small change in future profits can have a relatively large impact on a small VNB compared to the EVLI. The size and sign of the sensitivities depend on the profitability of the individual products as well as the composition of the new business portfolio within a region. However it should be noted that these sensitivities do not provide indication of future new business profitability under alternative conditions, as no allowance is made for the potential to re-price products.

page 16	Embedded Value 2006

6.  Review statement

Introduction

The Tillinghast business of Towers Perrin (‘Tillinghast’) has been engaged to review the embedded values of AEGON’s life insurance subsidiaries in the Americas, the Netherlands, the United Kingdom, Asia, Central and Eastern Europe and Other European Countries.

Opinion

Tillinghast has reported the results of its review to AEGON as follows:

Tillinghast has reviewed the methodology and assumptions used to determine the embedded value at December 31, 2006 and the value of 2006 new business for the principal life operations of the AEGON group. Our review also included the analysis of movement in the embedded value from December 31, 2005.

Tillinghast has concluded that the methodology and assumptions employed comply with the EEV Principles and Guidance. In particular:

♦	The methodology makes allowance for the aggregate risks in the covered business through the incorporation of risk margins in the discount rates applied to best estimate projections of after-tax statutory profits in determining the Present Value of Future Profits, the deduction of the cost of required capital relating to the business and the stochastic allowance for the cost of financial options and guarantees;
♦	The operating assumptions have been set with appropriate regard to past, current and expected future experience;
♦	The economic assumptions used are internally consistent and consistent with observable, reliable market data; and
♦	For participating business, the assumed bonus rates, and the allocation of profit between policyholders and shareholders, are consistent with the projection assumptions, established company practice and local market practice.

Tillinghast has also reviewed the embedded value results shown in table 6 and table 8 and has concluded that in all material respects the results have been prepared in a manner consistent with the methodology and assumptions described in this document.

In arriving at these conclusions, Tillinghast has relied on data and information provided by AEGON, including the IFRS book values of the ‘other activities’ and the market values of debt, capital securities and other net liabilities and the value of the preferred share capital.

Embedded Value 2006	page 17

Addendum 1: Movement analysis per region and product segment

This addendum splits the movement analysis into product segments for AEGON as a whole and for the different regions. First, the AEGON total split by reporting segment is presented in euro, then the movement of the six regions per reporting segment is stated in euro except for the Americas and the United Kingdom which are stated in local currency with only the opening and closing value and the value of the other activities translated into euro. The product segments are in line with the product segments used for primary financial reporting under IFRS.

AEGON Group

Table 13

Movement analysis 2006 (amounts in EUR millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY	9,536	7,261	2,763	1,810	1,429	721	1,994	2,079	27,593
Value of new business (VNB)	260	156	18	50	69	53	112	56	775
Gross value of new business	493	265	46	86	122	85	194	96	1,388
Tax	(145)	(74)	(13)	(23)	(33)	(21)	(53)	(27)	(389)
Cost of capital (after tax)	(88)	(35)	(15)	(13)	(20)	(10)	(29)	(13)	(224)
In-force performance	962	485	183	158	134	31	89	149	2,191
Unwind of discount	620	479	211	135	105	57	150	128	1,884
Operating variances	146	(33)	10	34	42	18	(70)	62	209
Changes in operating assumptions	195	40	(39)	(10)	(13)	(43)	9	(41)	98
Embedded value operating return	1,221	641	201	208	203	84	201	205	2,966
Variance from long-term inv. return	64	220	117	126	20	19	40	14	620
Change in economic assumptions	(24)	4	29	(15)	(29)	7	9	21	1
Currency exchange differences	(540)	(23)	(288)	(197)	(158)	(56)	(226)	(197)	(1,684)
Miscellaneous impacts	(52)	20	(3)	(48)	21	69	(15)	139	130
Embedded value total return	669	863	56	74	57	122	8	183	2,033
Capital movements	(1,209)	(684)	(349)	(67)	(21)	46	170	(44)	(2,158)
Embedded value life insurance EoY	8,996	7,440	2,470	1,817	1,465	890	2,172	2,218	27,467
Other activities									642
Holding activities									(5,533)
Total embedded value									22,577
Embedded value operating margin (A)	13.3%	8.9%	7.8%	12.2%	15.1%	12.3%	10.8%	10.5%	11.2%
Embedded value total margin	7.0%	11.9%	2.0%	4.1%	4.0%	17.0%	0.4%	8.8%	7.4%
VNB, PVNBP and APE (amounts in EUR millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2006	260	156	18	50	69	53	112	56	775
Present value of new business premiums	8,024	11,913	1,413	4,590	10,299	15,037	2,624	1,144	55,043
APE (B)	1,146	1,571	-	-	-	-	251	635	3,603
Deposits	-	-	1,370	3,461	10,299	10,868	-	-	25,998

(A) Embedded value operating margin is calculated on a constant currency basis. See tables 14 to 19 for details.

(B) APE = recurring premium + 1/10 single premium.

page 18	Embedded Value 2006

Americas

Table 14

Movement analysis 2006 (amounts in USD millions unless stated otherwise, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millions)	4,780	842	2,763	1,810	1,429	524	1,994	1,933	16,075
Embedded value life insurance BoY	5,639	993	3,260	2,135	1,686	618	2,352	2,280	18,964
Value of new business (VNB)	64	19	23	62	87	43	141	55	494
Gross value of new business	160	55	58	108	153	72	243	90	940
Tax	(44)	(15)	(16)	(29)	(42)	(19)	(66)	(25)	(256)
Cost of capital (after tax)	(52)	(21)	(19)	(16)	(25)	(10)	(36)	(11)	(190)
In-force performance	714	117	230	199	168	11	112	179	1,731
Unwind of discount	431	79	266	169	132	50	188	151	1,465
Operating variances	188	15	13	43	52	23	(88)	83	330
Changes in operating assumptions	95	24	(49)	(13)	(16)	(62)	11	(55)	(64)
Embedded value operating return	779	137	253	262	255	54	253	234	2,225
Variance from long-term inv. return	64	8	147	158	25	12	50	14	478
Change in economic assumptions	0	6	36	(19)	(36)	2	11	12	13
Currency exchange differences	1	0	0	1	0	0	0	23	25
Miscellaneous impacts	166	29	(4)	(60)	26	93	(19)	167	398
Embedded value total return	1,010	180	432	342	270	162	294	450	3,139
Capital movements	(845)	(51)	(439)	(84)	(26)	32	214	(67)	(1,267)
Embedded value life insurance EoY	5,804	1,122	3,253	2,392	1,930	812	2,860	2,663	20,836
Embedded value life insurance EoY (EUR millions)	4,407	852	2,470	1,817	1,465	617	2,172	2,022	15,821
Other activities (EUR millions)									537
Total embedded value for Americas (EUR millions)									16,358
Embedded value operating margin	13.8%	13.8%	7.8%	12.2%	15.1%	8.7%	10.8%	10.3%	11.7%
Embedded value total margin (A)	6.3%	6.0%	2.0%	4.1%	4.0%	12.8%	0.4%	7.4%	4.7%
VNB, PVNBP and APE (amounts in USD millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2006	64	19	23	62	87	43	141	55	494
Present value of new business premiums	3,401	1,930	1,775	5,768	12,941	17,793	3,297	1,204	48,110
APE (B)	637	82	-	-	-	-	316	747	1,782
Deposits	-	-	1,722	4,345	12,942	13,591	-	-	32,600

(A) Embedded value total margin is calculated in euros.

(B) APE = recurring premium + 1/10 single premium.

Embedded Value 2006	page 19

The Netherlands

Table 15

Movement analysis 2006 (amounts in EUR millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millions)	3,185	3,182	-	-	-	28	-	146	6,540
Embedded value life insurance BoY	3,185	3,182	-	-	-	28	-	146	6,540
Value of new business (VNB)	16	19	-	-	-	0	-	13	48
Gross value of new business	33	42	-	-	-	0	-	25	101
Tax	(10)	(13)	-	-	-	(0)	-	(7)	(30)
Cost of capital (after tax)	(7)	(11)	-	-	-	(0)	-	(5)	(23)
In-force performance	272	304	-	-	-	4	-	7	586
Unwind of discount	166	188	-	-	-	1	-	8	363
Operating variances	29	44	-	-	-	3	-	(4)	71
Changes in operating assumptions	77	73	-	-	-	(0)	-	3	152
Embedded value operating return	288	323	-	-	-	5	-	19	635
Variance from long-term inv. return	33	131	-	-	-	0	-	4	167
Change in economic assumptions	296	(31)	-	-	-	(0)	-	12	277
Currency exchange differences	0	0	-	-	-	0	-	0	0
Miscellaneous impacts	(211)	(14)	-	-	-	1	-	6	(218)
Embedded value total return	406	409	-	-	-	6	-	41	861
Capital movements	(683)	(595)	-	-	-	(7)	-	10	(1,275)
Embedded value life insurance EoY	2,908	2,995	-	-	-	27	-	196	6,126
Embedded value life insurance EoY (EUR millions)	2,908	2,995	-	-	-	27	-	196	6,126
Other activities (EUR millions)									247
Total embedded value for the Netherlands (EUR millions)									6,372
Embedded value operating margin	9.0%	10.2%	-	-	-	16.7%	-	13.2%	9.7%
Embedded value total margin	12.7%	12.8%	-	-	-	19.6%	-	27.9%	13.2%
VNB, PVNBP and APE (amounts in EUR millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2006	16	19	-	-	-	0	-	13	48
Present value of new business premiums	568	1,445	-	-	-	5	-	185	2,204
APE (A)	77	170	-	-	-	-	-	40	287
Deposits	-	-	-	-	-	-	-	-	-

(A) APE = recurring premium + 1/10 single premium.

page 20	Embedded Value 2006

United Kingdom

Table 16

Movement analysis 2006 (amounts in GBP millions unless stated otherwise, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millons)	442	3,052	-	-	-	-	-	-	3,494
Embedded value life insurance BoY	303	2,092	-	-	-	-	-	-	2,394
Value of new business (VNB)	61	62	-	-	-	-	-	-	124
Gross value of new business	99	93	-	-	-	-	-	-	192
Tax	(30)	(28)	-	-	-	-	-	-	(58)
Cost of capital (after tax)	(8)	(3)	-	-	-	-	-	-	(11)
In-force performance	1	62	-	-	-	-	-	-	63
Unwind of discount	23	146	-	-	-	-	-	-	169
Operating variances	(5)	(53)	-	-	-	-	-	-	(58)
Changes in operating assumptions	(17)	(30)	-	-	-	-	-	-	(48)
Embedded value operating return	63	124	-	-	-	-	-	-	187
Variance from long-term inv. return	(5)	53	-	-	-	-	-	-	48
Change in economic assumptions	(0)	20	-	-	-	-	-	-	20
Currency exchange differences	0	0	-	-	-	-	-	-	0
Miscellaneous impacts	(1)	(4)	-	-	-	-	-	-	(5)
Embedded value total return	56	193	-	-	-	-	-	-	249
Capital movements	33	(56)	-	-	-	-	-	-	(23)
Embedded value life insurance EoY	392	2,229	-	-	-	-	-	-	2,620
Embedded value life insurance EoY (EUR millions)	583	3,319	-	-	-	-	-	-	3,902
Other activities (EUR millions)									(258)
Total embedded value for United Kingdom (EUR millions)									3,645
Embedded value operating margin	20.7%	5.9%	-	-	-	-	-	-	7.8%
Embedded value total margin (A)	21.2%	11.4%	-	-	-	-	-	-	12.7%
VNB, PVNBP and APE (amounts in GBP millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2006	61	62	-	-	-	-	-	-	124
Present value of new business premiums	1,277	5,629	-	-	-	-	-	-	6,906
APE (B)	158	845	-	-	-	-	-	-	1,003
Deposits	-	-	-	-	-	-	-	-	-
(A)	Embedded value total margin is calculated in euros.
(B)	APE = recurring premium + 1/10 single premium.

Embedded Value 2006	page 21

Asia

Table 17

Movement analysis 2006 (amounts in EUR millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millons)	561	-	-	-	-	-	-	-	561
Embedded value life insurance BoY	561	-	-	-	-	-	-	-	561
Value of new business (VNB)	58	-	-	-	-	-	-	-	58
Gross value of new business	87	-	-	-	-	-	-	-	87
Tax	(22)	-	-	-	-	-	-	-	(22)
Cost of capital (after tax)	(7)	-	-	-	-	-	-	-	(7)
In-force performance	49	-	-	-	-	-	-	-	49
Unwind of discount	40	-	-	-	-	-	-	-	40
Operating variances	(32)	-	-	-	-	-	-	-	(32)
Changes in operating assumptions	41	-	-	-	-	-	-	-	41
Embedded value operating return	107	-	-	-	-	-	-	-	107
Variance from long-term inv. return	(19)	-	-	-	-	-	-	-	(19)
Change in economic assumptions	(341)	-	-	-	-	-	-	-	(341)
Currency exchange differences	(49)	-	-	-	-	-	-	-	(49)
Miscellaneous impacts	0	-	-	-	-	-	-	-	0
Embedded value total return	(301)	-	-	-	-	-	-	-	(301)
Capital movements	107	-	-	-	-	-	-	-	107
Embedded value life insurance EoY	367	-	-	-	-	-	-	-	367
Embedded value life insurance EoY (EUR millions)	367	-	-	-	-	-	-	-	367
Other activities (EUR millions)									0
Total embedded value for Asia (EUR millions)									367
Embedded value operating margin	20.4%	-	-	-	-	-	-	-	20.4%
Embedded value total margin	(53.6)%	-	-	-	-	-	-	-	(53.6)%
VNB, PVNBP and APE (amounts in EUR millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2006	58	-	-	-	-	-	-	-	58
Present value of new business premiums	931	-	-	-	-	-	-	-	931
APE (A)	124	-	-	-	-	-	-	-	124
Deposits	3	-	-	-	-	-	-	-	3
(A)	APE = recurring premium + 1/10 single premium.

page 22	Embedded Value 2006

Central and Eastern Europe

Table 18

Movement analysis 2006 (amounts in EUR millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millons)	152	173	-	-	-	169	-	-	494
Embedded value life insurance BoY	152	173	-	-	-	169	-	-	494
Value of new business (VNB)	0	28	-	-	-	18	-	-	46
Gross value of new business	0	39	-	-	-	25	-	-	64
Tax	(0)	(8)	-	-	-	(5)	-	-	(12)
Cost of capital (after tax)	(0)	(4)	-	-	-	(2)	-	-	(6)
In-force performance	10	(0)	-	-	-	18	-	-	28
Unwind of discount	11	14	-	-	-	15	-	-	39
Operating variances	0	(8)	-	-	-	(3)	-	-	(11)
Changes in operating assumptions	(1)	(6)	-	-	-	6	-	-	(0)
Embedded value operating return	11	28	-	-	-	36	-	-	74
Variance from long-term inv. return	2	5	-	-	-	9	-	-	16
Change in economic assumptions	1	1	-	-	-	5	-	-	7
Currency exchange differences	1	4	-	-	-	6	-	-	11
Miscellaneous impacts	(1)	13	-	-	-	(23)	-	-	(10)
Embedded value total return	14	52	-	-	-	33	-	-	98
Capital movements	(6)	33	-	-	-	28	-	-	55
Embedded value life insurance EoY	160	258	-	-	-	229	-	-	647
Embedded value life insurance EoY (EUR millions)	160	258	-	-	-	229	-	-	647
Other activities (EUR millions)									96
Total embedded value for Central and Eastern Europe (EUR millions)									743
Embedded value operating margin	7.2%	16.7%	-	-	-	22.0%	-	-	15.6%
Embedded value total margin	8.9%	29.7%	-	-	-	19.3%	-	-	19.8%
VNB, PVNBP and APE (amounts in EUR millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2006	0	28	-	-	-	18	-	-	46
Present value of new business premiums	3	591	-	-	-	839	-	-	1,432
APE (A)	0	79	-	-	-	-	-	-	79
Deposits	-	-	-	-	-	48	-	-	48
(A)	APE = recurring premium + 1/10 single premium.

Embedded Value 2006	page 23

Other European Countries

Table 19

Movement analysis 2006 (amounts in EUR millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Embedded value life insurance BoY (EUR millions)	416	12	-	-	-	-	-	-	428
Embedded value life insurance BoY	416	12	-	-	-	-	-	-	428
Value of new business (VNB)	44	2	-	-	-	2	-	-	48
Gross value of new business	100	3	-	-	-	3	-	-	105
Tax	(35)	(1)	-	-	-	(1)	-	-	(37)
Cost of capital (after tax)	(21)	(0)	-	-	-	(0)	-	-	(21)
In-force performance	60	(2)	-	-	-	(0)	-	-	57
Unwind of discount	27	1	-	-	-	-	-	-	28
Operating variances	6	(2)	-	-	-	(0)	-	-	4
Changes in operating assumptions	27	(1)	-	-	-	-	-	-	26
Embedded value operating return	104	(0)	-	-	-	1	-	-	105
Variance from long-term inv. return	5	0	-	-	-	-	-	-	5
Change in economic assumptions	21	(1)	-	-	-	-	-	-	20
Currency exchange differences	0	0	-	-	-	-	-	-	0
Miscellaneous impacts	29	4	-	-	-	16	-	-	49
Embedded value total return	158	3	-	-	-	-	-	-	179
Capital movements	(3)	0	-	-	-	-	-	-	(3)
Embedded value life insurance EoY	571	16	-	-	-	17	-	-	604
Embedded value life insurance EoY (EUR millions)	571	16	-	-	-	17	-	-	604
Other activities (EUR millions)									20
Total embedded value for Other European Countries (EUR millions)									624
Embedded value operating margin	25.0%	(2.9)%	-	-	-	N.M.	-	-	24.5%
Embedded value total margin	N.M.	25.7%	-	-	-	N.M.	-	-	N.M.
VNB, PVNBP and APE (amounts in EUR millions, after tax)	TL	LAP	FA	VA	IGP	Fee	Reins	A&H	Total
Value of new business 2006	44	2	-	-	-	2	-	-	48
Present value of new business premiums	1,940	74	-	-	-	34	-	-	2,047
APE (A)	206	15	-	-	-	-	-	-	221
Deposits	-	-	-	-	-	4	-	-	4

(A) APE = recurring premium + 1/10 single premium.

page 24	Embedded Value 2006

Addendum 2: Outcome based on the regulatory surplus requirement

Table 20

Embedded value components - Regulatory surplus (amounts in EUR millions, after tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2006	Total 2005
Life business
Adjusted net worth (ANW)	8,961	4,535	1,123	77	277	337	15,311	15,969
Free surplus (FS)	4,409	3,037	711	24	219	36	8,437	8,912
Required surplus (RS)	4,552	1,498	412	53	58	301	6,873	7,056
Value of in-force life business (ViF)	7,917	1,812	2,843	290	381	276	13,518	13,030
Present value future profits (PVFP)	9,046	2,176	2,962	349	408	373	15,315	14,877
Cost of capital (CoC)	(1,129)	(365)	(119)	(59)	(28)	(98)	(1,797)	(1,847)
Embedded value life insurance (EVLI)	16,878	6,347	3,966	367	657	613	28,828	28,999
Other activities
IFRS book value	537	247	(258)	0	96	20	642	68
Total embedded value per region	17,415	6,594	3,708	367	753	633	29,471	29,067
Holding activities							(5,533)	(6,677)
Market value of debt, capital securities & other net liabilities							(5,193)	(6,433)
Present value holding expenses							(340)	(244)
Total embedded value (TEV)							23,938	22,390

Embedded Value 2006	page 25

Addendum 3: Recoverability of DPAC

This section discusses a number of differences between embedded value and the accounting treatment of deferred policy acquisition costs (DPAC), including value of business acquired (VOBA), with the aim of linking embedded value to DPAC. The DPAC analyzed here is on an IFRS basis.

Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Every year the DPAC are tested by country unit and product line to assess the recoverability. Included in DPAC is the VOBA resulting from acquisitions, which is equal to a proportion of the present value of estimated future profits on insurance policies in-force related to business acquired at the time of the acquisition and is in its nature the same as deferred policy acquisition costs and also subject to the same recoverability testing.

Differences between the assessment of embedded value and DPAC/VOBA, include, but are not limited to, the following:

♦	DPAC/VOBA in most countries is based on different accounting assumptions from those used in EVLI;
♦	DPAC/VOBA should be compared to IFRS profits instead of local statutory profits, on which EVLI is based;
♦	DPAC/VOBA under IFRS is reported pre-tax; EVLI is on an after tax basis.

In the Netherlands and Poland, DPAC/VOBA is reflected in EVLI, where it is an admissible asset.

Under the EV framework, the present value of future profits (PVFP) represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate. For the reasons explained above, this PVFP cannot be compared directly to the DPAC/VOBA.

To arrive at a comparable basis, the profits included in the PVFP are adjusted to represent the present value of future pre-tax IFRS profits, before DPAC/VOBA amortization and discounted at the earned rate, net of investment charges/ expenses. The outcome of this calculation is compared to outstanding DPAC/VOBA balances to give an indication of the extent to which the aggregate DPAC/VOBA is recoverable. However, it should be noted that actual DPAC/VOBA recoverability testing does not occur in aggregate but rather at a lower level of segmentation and hence accelerated amortization may be required from time to time on specific blocks or segments of business even though ample coverage exists in aggregate.

Table 21 shows that total life insurance DPAC/VOBA has a coverage ratio of 237%. All of the regions showed coverage ratios above 100%.

Table 21

DPAC recoverability (amounts in EUR millions, pre tax)	Americas	The Netherlands	United Kingdom	Asia	Central and Eastern Europe	Other European Countries	Total 2006
Adjusted PVFP	23,726	4,814	5,754	902	710	69	35,975
Gross DPAC	9,601	673	4,406	378	86	8	15,153
Coverage	247%	715%	131%	239%	822%	822%	237%

page 26	Embedded Value 2006

Addendum 4: Exchange rates

The currency exchange rates used in this report are reflected below. The weighted average exchange rates are used for the amounts in the movement analysis whereas the closing exchange rates are used for the year–end 2006 and 2005 amounts.

Table 22

Exchange rates		2006		2005
Currency	Abbreviation	Closing rate	Average rate	Closing rate	Average rate
Euro	EUR	1.000	1.000	1.000	1.000
US Dollar	USD	1.317	1.257	1.180	1.246
British Pound	GBP	0.672	0.681	0.685	0.684
Canadian Dollar	CAD	1.528	1.424	1.373	1.509
Polish Zloty	PLN	3.831	3.896	3.860	3.860
Rin Min Bi Yuan	CNY	10.279	10.008	9.520	10.100
Hungarian Forint	HUF	251.770	264.268	252.870	248.020
New Taiwan Dollar	NTD	42.835	41.250	38.690	39.760
Czech Republic Krona	CZK	27.485	28.259	29.000	29.590
Slovak Koruna	SKK	34.435	37.005	37.880	38.640

Embedded Value 2006	page 27

Addendum 5: Methodology

Scope

Each division in each country unit calculates the embedded value life insurance (EVLI) for the relevant product segments within the life insurance entities (life business) based on detailed actuarial calculations:

♦	Traditional life (TL)
♦	Life for account of policyholders (LAP)
♦	Fixed annuities (FA)
♦	Variable annuities (VA)
♦	Institutional guaranteed products (IGP)
♦	Fee business (Fee)
♦	Reinsurance (Reins)
♦	Accident and health (A&H)

All business not included in the life entities, such as general insurance, A&H in non-life entities and banking products is referred to as other activities. All business in non-life entities is valued at IFRS book value.

The sum of the embedded value life insurance per region and the value of the other activities is referred to as total embedded value per region.

The adjustments in respect of the holding activities comprise two parts:

♦	Debt, capital securities and other net liabilities included at their market values;
♦	The present value of future after tax holding expenses, representing the expenses incurred by the group staff departments which are not allocated to the country units.

The sum of the total embedded value per region and the adjustment in respect of the holding activities represents the total embedded value (TEV).

The total embedded value less the value of the preferred share capital represents the total embedded value attributable to common shareholders. The preferred share capital is valued by discounting the expected dividends at the weighted average cost of capital (WACC). This amount is then reduced by 5% to represent a liquidity discount adjustment.

The assumptions, methods and results were subject to an independent external review (refer to section 6).

page 28	Embedded Value 2006

Methodology and definitions

Calculation of the embedded value life insurance requires a considerable number of assumptions to be set with respect to both expected operational and economic developments. The principles developed by AEGON to calculate its embedded value life insurance and value of new business are intended to reflect industry best practices for the purpose of supplementary reporting.

Embedded value life insurance

The embedded value life insurance only reflects the value that arises from current business (assuming a closed book) and therefore does not include a value for future new business.

The embedded value life insurance is built up from the following components:

EVLI	=	Free surplus	}	Adjusted net worth
+		Required surplus
+		Present value of future profits	}	Value of in-force life business
–		Cost of capital

The EVLI is defined as the adjusted net worth (ANW) plus value of in-force life business (ViF)7.

ANW represents the market value of available assets in excess of liabilities determined on the local regulatory basis. ANW is split between required surplus and free surplus. Required surplus represents assets required to be present in the company to support the in-force life business (solvency requirement). Assets backing required surplus are marked-to-market. Free surplus represents assets available at the valuation date that are not required to support the in-force life business, and is the excess of assets over the sum of the liabilities (on the regulatory basis) and the required surplus. Assets backing free surplus are marked-to-market. Refer to table 5 for a reconciliation of the total capital base to ANW.

The ViF equals the present value of future profits (PVFP) less the cost of capital (CoC). The PVFP represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio discounted at the discount rate. The discount rate both reflects the time value of money and a risk margin. The CoC originates from the fact that solvency requirements will constrain distributions to shareholders while earning a net return less than the discount rate.

The cost of capital depends on the level of required surplus and affects the EVLI. The higher the required surplus, the greater the CoC and this switch from free surplus to required surplus results in a lower EVLI. The AEGON internal requirement is based on the higher of the local minimum regulatory requirements and 165% of the Standard and Poors’ local capital adequacy models, plus any additional internally imposed requirements, if applicable (internal basis). The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements, which then also forms the basis for the solvency requirements for that business throughout this report.

For comparison purposes, addendum 2 includes the embedded value components and the embedded value life insurance per country unit on the regulatory surplus basis.

7 Alternatively, the sum of the required surplus and present value of future profits less the cost of capital is also known as the present value of distributable earnings (PVDE). The value of the free surplus plus the PVDE then equals the embedded value life insurance.

Embedded Value 2006	page 29

Movement analysis including new business

A movement analysis illustrates the change in embedded value life insurance from one reporting period to the next. One of the components of the movement analysis is the value of new business (VNB). The VNB is a measure of the value added by production sold within the last reporting period. It is calculated at the end of the reporting period and based on the beginning of year economic assumptions and assumptions outside of management control, and end of year operating assumptions. The change to end of year economic assumptions is reflected under ‘change in economic assumptions’, while the difference between the assumed and actual investment experience is reflected in the ‘variance from long-term investment return’.

Where pre-tax numbers are presented, the calculations are carried out on an after tax basis and the profits are then grossed up for the relevant corporate tax rate.

Operating assumptions

Operating assumptions are best estimate assumptions and based on historical data where available. The assumptions fall into two categories: operating assumptions involving policyholder behavior and operating assumptions involving company policies, strategies and operations. All assumptions fall within the scope of the external review and reflect a going concern basis.

Operating assumptions involving policyholder behavior

Operating assumptions involving policyholder behavior, such as premium contributions, mortality, morbidity and persistency, reflect the company’s ‘best estimate’ of future experience and are based on the historical and current experience of the company. These assumptions are adjusted to reflect known changes in the environment and identifiable trends. If historical data is insufficient to provide a reliable basis to develop assumptions, the company’s best judgment is used taking into consideration the company’s pricing and/or reserving assumptions and the experience of other companies with comparable products, markets and operating procedures.

Operating assumptions involving company policies, strategies and operations

Operating assumptions involving company policies, strategies and operations, such as profit sharing/bonus rates and reinsurance and investment/reinvestment strategies reflect contractual requirements as well as the most current policies, strategies and operations.

Consistent with the close matching approach implemented in 2004, the estate of Guardian Assurance in AEGON UK has been valued assuming its distribution as terminal bonus.

Allowances for tax reflect best estimates of future taxes according to local taxation rules, taking into account current ‘substantially enacted’ legislation and tax rates. This best estimate of future taxes initially assumes no future new business (i.e. is on a closed book basis) and includes both cash and accrual adjustments (e.g., deferred taxes). The tax attributed to new business written in the year is generally determined by considering the marginal impact of that new business on the existing business tax position (allowing for any losses carried forward). For the UK, the tax attributable to new business assumes that existing business profits are first made available to relieve new business strains, with any balance of such profits then being used to relieve carried forward losses. The UK new business strains and current tax position of the fund thus generate a negative tax variance, which has been included under ‘in-force variance’ in the movement analysis in section 4.2.

page 30	Embedded Value 2006

Expenses are based on current experience. Expenses that can clearly be demonstrated as non-recurring are identified and omitted from maintenance or acquisition costs and excluded from the determination of the appropriate unit expense assumptions. Expenses are subject to inflation adjustments into the future8. Holding expenses reflect the present value of expected future expenses incurred by the holding companies (present value holding expenses). These expenses are assumed to run off in line with the in-force life business.

The target investment mix assumed does not vary with different scenarios. Where the current investment mix is different from the target, the target mix is modeled to be reached over a period of time.

Operating assumptions are reviewed each year and a determination is made as to whether they should be changed.

Economic assumptions

Economic assumptions used in the embedded value are based on observable market data and projections of future trends. These assumptions are approved by the Executive Board.

Risk discount rate

The discount rates used in embedded value reflect AEGON’s weighted average cost of capital (WACC). From the WACC, we derive an AEGON risk margin as the difference between the WACC and weighted current risk free rates across the major country units. The WACC is calculated using a combination of a group level risk free interest rate, an equity risk premium, an assessment of company risk (beta) and an allowance for the gearing impact of debt financing. Rigid adherence to such an approach can result in inappropriate volatility in the WACC and the derived AEGON risk margin, for example as a result of short-term movements in beta. In 2004 and 2005 the AEGON risk margin was 3.2%. The results from the 2006 calculation were compared against this rate and it was concluded that 3.0% would be a more appropriate allowance for an AEGON group wide risk margin.

Discount rates are then calculated at a country unit level to reflect the AEGON risk margin and the country risk free rate assumption. Where risk free rates are projected to move from current market rates to an ultimate long-term rate, the risk margin is applied to a blended rate to arrive at a single risk discount rate. No adjustment to discount rates is made among the three major country units to reflect differences in business risk either at country level or business unit/product level. However, specific risk factors within each of these three countries will be reflected in the reserves set at a local level. An allowance for specific risk factors in the new/smaller country units is included in the discount rates where appropriate.

Equity return

The method used to derive projected equity returns is similar to that used to derive risk discount rates.

Risk free fixed interest returns

Risk free fixed interest returns correspond to the government bond yield for ten-year fixed interest instruments. These returns are used to derive risk discount rates and also underlie projections of returns on reinvestments, which will vary by the duration and credit characteristics of the assumed investment policy. In the Americas, the Eurozone and Taiwan, the assumed returns grade from the current market levels to the long-term assumptions – derived from the forward curve - over a period of approximately five years.

[8]	Refer to addendum 6 for the inflation assumptions.

Embedded Value 2006	page 31

Embedded options and guarantees

Insurance policies can have options and guarantees that are embedded in the product design (embedded options and guarantees). These embedded options and guarantees include minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

An explicit allowance for the time value of all material embedded options and guarantees has been included by assessing their impact on embedded value life insurance using mostly stochastic modeling. The methodology and assumptions used to assess this for the two regions where the impact on the EVLI is material are described in addendum 6. In total, the time value of options and guarantees included in the EVLI for the Group was EUR 526 million, after tax.

Required capital

The solvency requirement underlying the cost of capital allowance in the embedded value is the internal surplus requirement on which the business is managed. This requirement is based on the more stringent of the local regulatory requirement and 165% of the Standard and Poors’ local capital adequacy models plus any additional internally imposed requirements, if applicable. The exception is AEGON’s partnership in France, La Mondiale Participations, which is managed on local regulatory requirements. This then forms the basis for the solvency requirements for that business throughout this report.

In addition, embedded value figures calculated using the regulatory surplus requirement are shown in table 20, in addendum 2.

page 32	Embedded Value 2006

Addendum 6: Detailed economic assumptions

Table 23

Economic assumptions 2006	Discount rate	Equity returns	Property returns	Risk free fixed interest returns (A)			Net credit spread on fixed interest (B) (C)			Inflation rate	Tax rate
				Start	Ultimate	Grading period (years)	Start	Ultimate	Grading period (years)
Americas
United States	7.90%	7.90%	6.50%	4.71%	5.13%	5	75	118	2	2.0%	35.0%
Canada	7.20%	7.20%	-	4.08%	4.29%	5	65	65	-	2.0%	34.0%
Mexico	12.00%	12.00%	-	7.00%	7.00%	-	-	-	-	4.0%	40.0%
The Netherlands	7.10%	7.10%	6.50%	4.00%	4.20%	5	50	50	-	2.0%	25.5%
United Kingdom	7.50%	7.50%	7.50%	4.50%	4.50%	-	61	61	-	2.0%	30.0%
Asia
China	10.00%	10.00%	-	3.30%	3.90%	5	80	80	-	3.0%	33.0%
Taiwan	6.30%	6.30%	-	2.56%	2.79%	5	44	86	5	2.0%	25.0%
Central and Eastern Europe
Czech Republic	9.00%	9.00%	-	4.00%	4.00%	-	-	-	-	3.0%	24.0%
Hungary	9.00%	9.00%	9.00%	6.00%	6.00%	-	25	25	-	3.0%	20.0%
Poland	9.00%	9.00%	-	5.00%	5.00%	-	50	50	-	2.0%	19.0%
Slovakia	9.00%	9.00%	-	4.00%	4.00%	-	-	-	-	3.0%	19.0%
Other European Countries
France	7.10%	7.10%	5.85%	4.00%	4.20%	5	18	21	5	2.0%	34.4%
Spain	7.10%	7.10%	6.50%	4.00%	4.20%	5	15	25	5	2.0%	30.0%

Economic assumptions 2005	Discount rate	Equity returns	Property returns	Risk free fixed interest returns (A)			Net credit spread on fixed interest (B)			Inflation rate	Tax rate
				Start	Ultimate	Grading period (years)	Start	Ultimate	Grading period (years)
Americas
United States	8.00%	8.00%	6.50%	4.39%	5.25%	5	86	118	2	2.0%	35.0%
Canada	7.50%	7.50%	-	4.00%	4.50%	10	55	65	2	2.0%	34.0%
The Netherlands	6.70%	6.70%	6.50%	3.30%	3.70%	5	29	43	5	2.0%	30.0%
United Kingdom	7.20%	7.20%	7.20%	4.00%	4.00%	-	52	52	-	2.0%	30.0%
Asia
China	10.00%	10.00%	-	3.30%	4.10%	5	60	60	-	3.0%	33.0%
Taiwan	8.00%	8.00%	-	2.80%	3.70%	5	70	97	5	2.0%	25.0%
Central and Eastern Europe
Czech Republic	9.20%	9.20%	-	4.00%	4.00%	-	-	-	-	2.0%	24.0%
Hungary	9.20%	9.20%	9.20%	6.00%	6.00%	-	25	25	-	3.0%	16.0%
Poland	9.20%	9.20%	-	5.00%	5.00%	-	50	50	-	2.0%	19.0%
Slovakia	9.20%	9.20%	-	4.00%	4.00%	-	-	-	-	3.0%	19.0%
Other European Countries
France	6.70%	6.70%	6.50%	3.30%	3.70%	5	30	30	-	2.0%	34.4%
Spain	6.70%	6.70%	6.50%	3.30%	3.70%	5	30	30	-	2.0%	35.0%

(A) Risk free fixed interest returns correspond to the 10-year government bond yield.

(B) Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the risk free fixed interest returns.

(C) Default assumptions used in VNB calculations for certain short term investment products in the United States were modified to reflect a shorter term outlook resulting in an increase in net spreads of approximately 15 bps.

Embedded Value 2006	page 33

Americas

Stochastic modeling methodology

The embedded value is taken as the average of the values calculated over a range of stochastic scenarios. The risk discount rate used in each scenario is described in table 4.

Scenarios for general account products

♦	Treasury yield curve scenarios

These scenarios model the US treasury yield curve. The underlying dynamics of the scenario generator are lognormal, with mean reversion to the assumed interest rate levels as described in table 4 as well as further adjustments in the event that the rates become too extreme. A short maturity (90-day) and long maturity (10-year) rate are projected. For both rates a quarterly volatility, a mean reversion target, and a mean reversion factor are specified, as well as a correlation between the movements of the two projected rates. Volatilities (standard deviations) are based on historical data. The net credit spreads are not assumed to vary by scenario.

Table 24

Stochastic modeling mean reversion targets Maturity	Reversion target	Quarterly yield volatility
90-day	4.55%	16%
10-year	5.13%	8%

♦	Equity scenarios

Common stock and preferred stock account for less than 2% of the total AEGON USA general account assets. Therefore, these are not modeled separately.

Scenarios for separate account products

These scenarios cover various classes of equities and fixed income investments (bonds, money markets) as benchmarks for separate account funds. The underlying dynamics of the generator are lognormal, with inputs of expected returns and volatilities for each fund class as well as correlations between fund classes. Volatilities and correlations between funds are based on historical data. The current economic environment and forward-looking assumptions as per the dividend discount model were used to determine expected annual returns.

Within the stochastic scenarios, non-economic assumptions such as lapses are modeled dynamically. No management behavior is modeled.

Table 25

Stochastic modeling assumptions	Effective annualized long-term gross return	Annual price volatility (A)
Equity	7.90%	16.00%
Convertible bonds	7.10%	11.40%
Lehman aggregate bonds	5.75%	3.50%
Money market	4.55%	0.20%

(A) Volatilities in this table are with respect to volatilities of returns.

page 34	Embedded Value 2006

Table 26

Correlation matrix (A)	Equity	Convertible bonds	Lehman aggregate bonds	Money market
Equity	1.00	0.86	0.22	-0.16
Convertible bonds	0.86	1.00	0.03	-0.11
Lehman aggregate bonds	0.22	0.03	1.00	0.31
Money market	-0.16	-0.11	0.31	1.00

(A) Correlations in this table are with respect to correlations of returns.

The Netherlands

Stochastic modeling methodology

The allowance in embedded value for the minimum interest guarantees in the life insurance portfolio (traditional business, unit-linked portfolios and separate account contracts) is calculated stochastically, where applicable. The impact of the financial options is calculated using the average values of the future after-tax shortfalls over a range of stochastic scenarios, discounted using the risk discount rate described in table 4.

Within the stochastic scenarios non-economic assumptions are based on best estimates. No management behavior is modeled.

Scenarios for general account products

Profit sharing is mainly driven by an externally defined basket of government bonds. Therefore, no equity return or correlation assumptions are required to assess the exposure to the financial options and guarantees embedded in the traditional products.

At year-end 2006, the book yield on this basket equaled 3.97%. To assess the value of the minimum guarantees, a mean reversion target return of 4.10% is assumed for this benchmark. Projected interest rate scenarios are specified taking into account correlation between successive years, the mean reversion target and volatility. The model volatility is related to the implied volatility of the 7-year yield as an approximation of the actual volatility of the profit-sharing benchmark.

Table 27

Stochastic modeling mean reversion targets
	Reversion target	Annual yield volatility
Profit-sharing rate	4.10%	12.7%

Scenarios for unit-linked and separate account pension products

The unit-linked portfolio and separate account pension contracts are backed by a mix of equities and fixed income investments. The underlying dynamics of the scenario generators are lognormal, with inputs of expected returns and volatilities as well as the correlation matrix. The tables that follow include the mix of the underlying assets, the expected returns, volatilities per asset class and the assumed correlations for each of the unit-linked and separate account products. Volatilities and correlations between asset classes are based on historical data.

Embedded Value 2006	page 35

Table 28

Stochastic modeling unit-linked portfolio
AEGON funds	Expected return			Annual price volatility
	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity fund	7.10%	7.10%	-	15.10%	16.00%	5
Fixed income fund	3.74%	4.04%	6	3.80%	5.90%	5
Property fund	7.10%	7.10%	-	15.10%	16.00%	5
Mix fund (A)	5.33%	5.49%	6	6.90%	7.80%	5
Government bonds fund	5.20%	4.10%	6	0.80%	0.80%	-
(A) The AEGON Mix fund is a combination of 40% equity fund, 55% fixed income fund and 5% property fund. Table 29
Stochastic modeling unit-linked portfolio
Correlation matrix (A)	Equity			Fixed income			Property
	Start	Ultimate	Grading period	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity	1.00	1.00	-	-0.15	0.01	5	0.70	0.59	5
Fixed income	-0.15	0.01	5	1.00	1.00	-	0.02	0.05	5
Property	0.70	0.59	5	0.02	0.05	5	1.00	1.00	-

(A) Correlations in this table are with respect to correlations of returns.

Table 30

Stochastic modeling separate account pensions
	Distribution	Annual Price		Volatility
		Start	Ultimate	Grading period
Equity (A)	20.5%	15.10%	16.00%	5
Fixed income (A)	77.0%	5.10%	8.00%	5
Property (A)	2.5%	15.10%	16.00%	5

(A) The expected returns used in stochastic modeling for these asset classes are the same as in table 23.

Table 31

Stochastic modeling separate account pensions
Correlation matrix (A)	Equity			Bonds				Property
	Start	Ultimate	Grading period	Start	Ultimate	Grading period	Start	Ultimate	Grading period
Equity	1.00	1.00	-	-0.15	0.01	5	0.70	0.59	5
Bonds	-0.15	0.01	5	1.00	1.00	-	0.02	0.05	5
Property	0.70	0.59	5	0.02	0.05	5	1.00	1.00	-

(A) Correlations in this table are with respect to correlations of returns.

page 36	Embedded Value 2006

GLOSSARY AND ABBREVIATIONS

Glossary

Base case	The EVLI, TEV and VNB calculated under the set of assumptions and methodology outlined in addendum 5 Methodology. Sensitivity tests reflecting a deviation on the assumptions are presented in comparison to the base case.

Closed book	An assumption that the portfolio will run off after the valuation date and is not expected to grow with future new business.

Cost of capital	The cost related to having to hold solvency capital that will constrain distributions to shareholders. The cost originates from the fact that the net return earned on the assets backing this capital is lower than the discount rate.

Discount rate	The rate at which future cash flows are discounted back to the valuation date.

Embedded options and guarantees	Can apply to both assets and liabilities of AEGON. On assets, refers to features such as the ability to exercise an option to call, put, prepay or convert an asset. On liabilities, refers to features such as minimum guaranteed death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

Embedded value life insurance	The present value of the existing life insurance business at the valuation date and excluding any value attributable to future new business.

Embedded value life insurance movement	The change in embedded value life insurance from one reporting year to another.

Embedded value operating margin	Return on embedded value life insurance from operating activities. Defined as embedded value operating return divided by beginning of year embedded value life insurance (after any beginning of year adjustments) on a constant currency basis.

Embedded value operating return	Embedded value life insurance earnings from operating activities. Defined as the value of new business plus in-force performance.

Embedded value total margin	Return on embedded value life insurance from all sources. Defined as embedded value total return divided by beginning of year embedded value (after any beginning of year adjustments) in euros.

Embedded value total return	Embedded value life insurance earnings from all sources, not including capital movements. Defined as embedded value operating return plus the variance from long-term investment return, changes in economic assumptions, currency exchange differences and miscellaneous impacts.

European Embedded Value Principles	A consistent framework for the calculation and reporting of embedded value published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers.

Embedded Value 2006	page 37

Free surplus	Excess of assets available at the valuation date over capital needed to support the business (liabilities and required surplus).

Going concern basis	Business outlook assumption that expects the business to behave under normal conditions but excluding the value generated by future new business.

Gross value of new business	The value of new business, grossed-up at the effective new business corporate tax rate, before allowance for the cost of capital.

In-force business	Contracts and policies that are in effect as at the valuation date.

In-force performance	Defined as unwinding discount rate plus current-year experience variance from non-economic assumptions within management control plus change in operating assumptions.

Internal rate of return	The discount rate at which the present value of the distributable earnings from new business equals the investment in new business, i.e. the projected return on the initial investment in new business.

Internal surplus basis	The more stringent of local regulatory solvency requirements and 165% of the Standard and Poors’ (S&P) solvency requirements, plus any additional internally imposed requirements, if applicable.

International Financial Reporting Standards	A set of accounting standards developed by the International Accounting Standards Board. All publicly listed companies in the European Union are required to prepare their financial statements in conformity with IFRS beginning January 1, 2005.

IFRS book value	Net asset value based on international financial reporting standards.

Mark-to-market	The adjustment of the asset value from regulatory value to market value.

Movement analysis	An explanation of the change in embedded value life insurance from one reporting period to the next.

Net asset spreads	Excess of net investment return over the risk free rate.

Persistency	The rate at which policies and contracts remain in-force.

Present value of distributable earnings	The discounted value of expected future distributable earnings as at the valuation date at the discount rate.

Present value of new business premiums	The discounted value of modeled premiums on the block of business sold in the latest reporting year.

Present value of future profits	The present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate.

page 38	Embedded Value 2006

Reporting segment	The product type categories of business on which AEGON reports externally for IFRS and EVLI/TEV.
Required surplus	The capital that AEGON is required to hold in order to satisfy local regulatory solvency requirements or to demonstrate financial strength (via ratings from agencies such as Standard & Poors’ and Moody’s).

Reserve base	Methodology or principle basis to calculate the level of reserves.

Total embedded value	The sum of the embedded value life insurance and the value of the other activities and holding activities.

Time value of money	The expected value of money at a certain valuation date.

Unwind of discount	Expected return on the beginning of year EVLI.

Value of new business	The present value of the future distributable earnings on the block of business sold in the latest reporting year. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and end of year operating assumptions.

Value of in-force	The present value of the expected future profits emerging from the business in-force as of the valuation date minus the cost of capital.

Variance analysis	Explanation of the difference between actual and expected experience related to assumptions.

Embedded Value 2006	page 39

Abbreviations

A&H	Accident & health
ANW	Adjusted net worth
APE	Annualized premium equivalent
BoY	Beginning of year
CoC	Cost of capital
DPAC	Deferred policy acquisition costs
EEV	European Embedded Value
EoY	End of year
EVLI	Embedded value life insurance
FA	Fixed annuities
Fee	Fee business
FS	Free surplus
IFRS	International financial reporting standards
IGP	Institutional guaranteed products
IRR	Internal rate of return
LAP	Life for account of policyholders
PVDE	Present value of distributable earnings
PVFP	Present value of future profits
PVNBP	Present value of new business premiums
RS	Required surplus
TEV	Total embedded value
TL	Traditional life
VA	Variable annuities
ViF	Value of in-force business
VNB	Value of new business
VOBA	Value of business acquired

page 40	Embedded Value 2006

SHAREHOLDER INFORMATION

HEADQUARTERS

AEGON N.V.

AEGONplein 50

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone: + 31 70 344 32 10

www.aegon.com

GROUP CORPORATE AFFAIRS & INVESTOR RELATIONS

AEGON N.V.		UNITED STATES OF AMERICA
P.O. Box 85		1111, North Charles Street
2501 CB The Hague		Baltimore, MD 21201-5574
The Netherlands		United States of America

E-mail:	gca-ir@aegon.com

MEDIA
Telephone:	+ 31 70 344 83 44
Fax:	+ 31 70 344 84 45

ANALYSTS AND INVESTORS		ANALYSTS AND INVESTORS
Telephone:	+ 31 70 344 83 05	Toll free :	+ 1 877 548 96 68 (USA only)
Fax:	+ 31 70 344 84 45	Telephone:	+ 1 410 576 45 77
		Fax:	+ 1 410 347 86 85

		E-mail:	ir@aegon.com

Embedded Value 2006	page 41

DISCLAIMERS

Cautionary note regarding Regulation G (non-GAAP measure)

This Embedded Value Report includes a non-GAAP financial measure. Embedded value is not based on IFRS, which are used to prepare and report AEGON’s 2006 financial statements and should not be viewed as a substitute for IFRS financial measures. In the 2006 Embedded Value report available on www.aegon.com, the embedded value life insurance and the total embedded value are reconciled to shareholders’ equity of EUR 19.1 billion as reported in AEGON’s annual accounts over the year 2006. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This Embedded Value Report contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, such as with regard to:

–	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

♦	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

page 42	Embedded Value 2006

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.